# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 10/13/2025
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (45.9% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (45.9% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,060,507; shared voting power 0; sole dispositive power 1,060,507; shared dispositive power 0; aggregate amount beneficially owned 1,060,507 (0.6% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 94,720,123; shared voting power 0; sole dispositive power 94,720,123; shared dispositive power 0; aggregate amount beneficially owned 94,720,123 (50.6% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Comment: This Amendment No. 6 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Pursuant to the transactions described in Item 5(c) of this Schedule 13D, the Reporting Persons acquired 1,000,000 shares of Common Stock of the Issuer from Longview Grindr Holdings Limited. The consideration used for the acquisition of the shares of Common Stock of the Issuer pursuant to the transaction described in Item 5(c) of this Schedule 13D consisted solely of personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Given the recent decrease in the price levels of the Issuer's Common Stock, (i) the Reporting Persons and (ii) James Fu Bin Lu, a shareholder of the Issuer and the chairperson of the Issuer's board of directors ("Mr. Lu") and Longview Capital Group Limited and Longview Grindr Holdings Limited, each entities controlled by Mr. Lu (together with Mr. Lu, the "Mr. Lu Entities") have engaged financial and legal advisors which the Reporting Persons and the Mr. Lu Entities have worked with before to explore the possibility of acquiring the Issuer in a going private transaction through the acquisition of all of the Issuer's outstanding Common Stock (other than those shares of Common Stock that may be rolled over by the acquiring shareholders) (any such transaction, an "Acquisition"). The consummation of any Acquisition would be subject to due diligence and other customary conditions, and it is expected that any Acquisition would be primarily funded through debt financing although the Reporting Persons and Mr. Lu Entities may also elect to contribute equity and/or involve other equity investors. The Reporting Persons have also received a preliminary and conditional debt financing proposal of up to $1,000,000,000 at an Acquisition price to be determined but no less than $15 per share of Common Stock from a lender the Reporting Persons and the Mr. Lu Entities have worked with in several prior transactions. If the Reporting Persons and the Mr. Lu Entities proceed with an Acquisition, they expect to offer all holders of 4% or more of the Issuer's outstanding Common Stock and members of management the option to participate in the Acquisition. On October 13, 2025, Mr. Lu delivered a letter to the Issuer's board of directors announcing the intention of the Reporting Persons and the Mr. Lu Entities to file amendments to their respective Schedule 13D filings disclosing their intention to explore consummating an Acquisition. A copy of such letter is filed herewith as Exhibit 1. Except as disclosed herein, no terms of any Acquisition have been determined.

There can be no assurance that the Reporting Persons or the Mr. Lu Entities will make an offer to the Issuer with respect to an Acquisition at all, enter into a definitive agreement with respect to an Acquisition or consummate an Acquisition, and, if the Issuer does make an offer with respect to an Acquisition, there can be no assurance as to the terms and conditions of such an offer, including the price per share of Common Stock. Moreover, there can be no assurance that the Reporting Persons or the Mr. Lu Entities will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, including but not limited to pursuing an acquisition of a portion of the outstanding shares of Common Stock not already owned by them, or as to the timing of any such matters should they be so pursued by them. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Tiga 88, Tiga Investments, Big Timber and Mr. Zage beneficially own an aggregate of 85,926,333, 85,926,333, 1,060,507, and 94,720,123 shares of the Issuer's Common Stock, respectively, which represents approximately 45.9%, 45.9%, 0.6% and 50.6% of the Issuer's issued and outstanding Common Stock, respectively, consisting of 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 94,720,123 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.

As a result of their desire to explore the Acquisition, the Reporting Persons may be deemed to be members of a "group" with the Mr. Lu Entities pursuant to Section 13(d) of the Act, who are separately reporting beneficial ownership on Schedules 13D. As of October 13, 2025, the Mr. Lu Entities beneficially own 25,293,322 shares of Common Stock.

Accordingly, the Reporting Persons and the Mr. Lu Entities, as a group, would collectively own 120,013,445 shares of Common Stock. Such aggregate ownership represents 64.2% of the shares of Common Stock as of October 13, 2025.

However, each Reporting Person expressly disclaims beneficial ownership of the Common Stock beneficially owned (or deemed to be beneficially owned) by any of the Mr. Lu Entities and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Common Stock that are beneficially owned (or deemed to be beneficially owned) by any of the Mr. Lu Entities. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in the Schedules 13D filed by the Mr. Lu Entities. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
On October 9, 2025, Mr. Zage acquired 1,000,000 shares of the Issuer's Common Stock from Longview Grindr Holdings Limited in a private transaction. The consideration used for such acquisition of the shares of Common Stock of the Issuer was solely personal funds.

Other than the transactions disclosed in this item (5)(c), the Reporting Persons have not affected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The description of the letter to the Issuer's board of directors set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Letter to the Issuer's board of directors dated October 13, 2025

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (10/14/2025)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (10/14/2025)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (10/14/2025)
- Zage George Raymond III: /s/ G. Raymond Zage, III, G. Raymond Zage, III (10/14/2025)